

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Via E-mail
Ning Tang
Executive Chairman of the Board of Directors
Yirendai Ltd.
4/F, Building 2A, No. 6 Lang Jia Yuan
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re:** **Yirendai Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted February 27, 2015**
> **CIK No. 0001631761**

Dear Mr. Tang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2.   Please revise your disclosure here and throughout the prospectus to clarify whether you do business exclusively in China. In particular, please clarify whether your marketplace

facilitates investments by investors located outside China and, if so, whether it would facilitate investments from investors located in the United States.

3. Regarding the last sentence in the second paragraph under "Our Business" on page 1, please provide the value of the loans facilitated through your mobile applications. In addition, please tell us what consideration you have given to providing mobile applications data for additional periods.

4. We note your disclosure in the fourth paragraph under "Our Business" on page 1, which indicates that you currently target prime borrowers. Please revise the prospectus summary to disclose that you will expand to serve new borrower groups beyond prime borrowers, as you have disclosed in the second paragraph on page 101. Also please revise this paragraph to clarify what you mean by the term "qualified borrowers".

5. In the first full paragraph on page 2, please clarify that the majority of your historical revenues came from borrower fees.

6. Please balance the disclosure in the second full paragraph on page 2 with quantification of your net losses in recent periods.

Our Industry, page 2

7. We note your use of data for the United States market. Please tell us why you believe this data is relevant to your business and please also tell us whether you considered data for other markets.

Our Challenges, page 3

8. Regarding your corporate structure and the regulatory environment in China, please specifically address the draft Foreign Investment Law.

Corporate History and Structure, page 3

9. Please add your parent CreditEase to the diagram on page 4.

Risk Factors

If we are unable to maintain or increase the volume of loan transactions…., page 13

10. Please disclose the percentage of offline business you obtain from CreditEase.

The laws and regulations governing the peer-to-peer lending..., page 14

11.   We note your disclosure that your automated investing tool might be viewed as having the effect of forming a capital pool or that your credit enhancement arrangement might be viewed as similar to providing a form of guarantee. Please revise to provide a more detailed analysis of the legal and regulatory uncertainties in this regard.

12.   Please revise to clarify whether in the past you have been subject to any material fines or other penalties under any PRC laws or regulations governing the peer-to-peer lending service industry in China.

If new loan products and platform enhancements…., page 14

13.   Please provide context for your references to Grade B, C and D loans by providing a cross-reference to your description of these categories elsewhere in the prospectus.

If we are unable to maintain a low default rate of loans..., page 15

14.   Please revise to quantify the default rate of loans facilitated on your platform in recent periods. Also please revise to discuss how your expansion plans to serve non-prime borrower groups, as discussed under "Broaden our borrower base" on page 101, will affect your ability to maintain a low default rate of loans facilitated on your platform. In this regard, we note your statement in the prospectus summary that you believe prime borrowers to be more creditworthy.

Credit and other information that we receive..., page 16

15.   Please revise to clarify the liability that the company assumes, if any, if it fails to correctly assign an Yirendai loan grade to a particular borrower. If applicable and to the extent material, please revise to discuss any liabilities that you have incurred in the past as a result of assigning an incorrect grade to a particular borrower or listing.

Any harm to our brand or reputation..., page 17

16.   Please revise to discuss recent developments in the peer-to-peer lending industry in China, such as lending platform bankruptcies or failures in the last year, and any resulting negative impact on China's online consumer finance marketplace industry in general. Alternatively, if you do not believe these developments are material, please tell us why.

Fraudulent activity on our marketplace..., page 18

17.   Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased

your costs and expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations, page 77

18.   On page 78, with respect to your new fee collection schedule, please clarify the circumstances under which you would not collect the entire amount of the transaction fee upfront and, with respect to such case, please disclose the percentage of fees you would collect upfront.

Critical Accounting Policies, Judgments and Estimates – Allowance for uncollectible accounts receivable, page 83

19.   We note that you did not record an allowance for uncollectible accounts at December 31, 2013 and 2014 because all accounts receivable were guaranteed by Tian Da Xin An. We further note under Risk reserve fund that you terminated your relationship with the guarantee company starting in January 2015 and launched your new credit enhancement services in the form of a risk reserve fund. Please tell us and revise to disclose how you determine the allowance for uncollectible accounts receivable after January 1, 2015 and, once available, the amount of the allowance as of the end of the first interim period in 2015.

Business

Superior user experience, page 99

20.   We note your disclosure that you ranked No. 1 in terms of investor satisfaction rate and No. 2 in terms of borrower satisfaction rate among your industry peers in 2014, according to a customer survey conducted by iResearch. Please revise to disclose the parameters used by iResearch to determine which other online consumer finance marketplaces were used for comparative purposes.

Continue to define industry best practices in China, page 100

21.   You disclose that you have recently partnered with "a leading commercial bank in China" to establish a third-party custody and settlement arrangement, which is scheduled to go live in April 2015. Please revise to identify such bank and disclose the material terms and conditions of any relevant agreements, understandings or arrangements. If applicable, please also file the same as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

<u>Cultivate a vibrant consumer lending ecosystem, page 102</u>

22.   We note your disclosure that you intend to expand strategic relationships with key industry value chain partners. Please revise to explain the current status or progress of any such relationships. Also tell us whether you are substantially dependent upon any existing agreements with any value chain partners. If so, please revise to summarize the material terms of any such agreements.

<u>Our Borrowers, page 103</u>

<u>Borrower Acquisition, page 103</u>

23.   Please provide information about the percentage of your borrowers that were acquired through CreditEase in fiscal years 2014 and 2013.

<u>Our Platform and the Transaction Process, page 106</u>

24.   Please disclose whether a loan facilitated on your platform would show up on a borrower's credit report. Also please revise to clarify whether you allow borrowers to hold more than one loan at a time. If multiple loans are possible, please tell us what consideration you have given to adding a risk factor disclosing that your business model could allow for borrowers to borrow money from one group of lenders to pay off notes to other lenders.

<u>Stage 3: Anti-Fraud, Credit Assessment and Decisioning, page 107</u>

25.   Please clarify what you mean by your disclosure that the company's credit-scoring model was "developed in conjunction with" FICO. Please elaborate on any FICO scoring criteria used to calculate a borrower's Yirendai score.

26.   We note that on March 10, 2015, FICO announced that 11 of China's alternative lending companies, including your parent CreditEase, have signed to the new FICO Alternative Lending Platform. Please revise to disclose the material details of this new platform to the extent that they are material to your business.

27.   Regarding your disclosure in the second paragraph on page 108, please revise to describe your resources available for performing due diligence and additional verification on borrowers. Also please disclose whether this additional due diligence and verification, when performed, shows significant instances of invalid information provided by the borrower.

Stage 5: Servicing and Collections, page 108

28.   Please revise to elaborate on:

    •   any audit functions that you have in place to monitor the payments received by the
        third-party payment platforms that you utilize from the borrowers; and

    •   the collection procedures that CreditEase has in place to recover funds for lenders.

Proprietary Credit Scoring Model..., page 109

29.   We note your disclosure about your use of a proprietary credit scoring model to assess
        the creditworthiness of potential borrowers and your use of four segments in your current
        pricing grid related to interest rate charged. Please tell us and revise to disclose the
        amounts of loans originated in each pricing grade at the end of each period presented.
        Please also provide qualitative information about how these proprietary grades relate to
        the likelihood of loss relative to each segment.

30.   Regarding your statement that you have disclosed "some" of the criteria that impact a
        borrower's Yirendai score, please revise to clarify, if true, that you have disclosed all the
        criteria that materially impact such score.

31.   Please substantially revise this section to provide greater detail regarding the criteria that
        impact a borrower's Yirendai score. For example, please elaborate upon the specific
        "customer attributes" that you take into account. As appropriate, please also revise to
        provide illustrative examples, including quantified information where applicable, to
        explain how each criteria may affect, either favorably or unfavorably, a borrower's loan
        score.

32.   Please explain to us why your scoring model takes into account information that is
        unverified when determining a borrower's loan grade. For example, we note that while
        you often do not verify a borrower's intended use of proceeds, you consider the purpose
        of a loan when assigning a credit score.

33.   Please disclose any minimum criteria that a loan must reach in order to qualify for Grades
        A, B, C and D, respectively. Also please clarify whether any Yirendai loan grades would
        be considered to be non-prime. In this regard, we note your disclosure elsewhere in the
        prospectus regarding your plans to expand to serve non-prime borrower groups.

34.   Please revise to clarify whether a borrower whose loan request has been declined is
        prohibited from applying again. If this is not the case, please make it clear, if true, that
        there is a risk that a borrower could apply again using different, self-reported
        information, such as home ownership and intended use of proceeds, and be approved.

Loan Servicing and Collections, page 110

35.   Please revise to describe in greater detail the "certain circumstances" under which a delinquent borrower's payment schedule may be modified. Also please quantify the average duration of the maturity date extension period under such circumstances.

Competition, page 113

36.   Please revise this section to:

- provide an estimate of the number of your competitors and identify your most significant ones by name;

- quantify, to the extent possible, your market share in the industry; and

- if applicable, discuss the extent to which low barriers to entry in the markets that you serve contribute to the level of competition that you face.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

37.   We note that your to-be-issued report of your independent registered public accounting firm and related preface is signed by Deloitte Touche Tohmatsu Public Accountants LLP (issued from Beijing, the People's Republic of China). However, we note that while there is a Deloitte Touche Tohmatsu Certified Public Accountants LLP (based in Shanghai, China) in the PCAOB list of registered firms, there is no firm name matching exactly that currently included in your audit report. Please explain to us the reason for this difference and revise to include the exact name of your independent registered public accounting firm if necessary.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

38.   We note from your disclosure on page F-9 that the acquisition of Heng Cheng is a business combination of entities under common control. Please provide an analysis that supports this conclusion, including a discussion of the common control relationship that exists prior to and after the transaction. Please cite the applicable guidance in your response.

39.   We note your disclosure on pages 5 and 28 that, subsequent to a transitional period during which you expect CreditEase to continue to provide certain support services, upon becoming a stand-alone company, you will establish your own financial administrative

and other support systems to replace CreditEase's systems. We further note that this cost could be significantly different from cost allocation with CreditEase for the same services and that your financial statements may not necessarily reflect your results of operations, financial position and cash flows as if you had operated as a stand-alone company during the periods presented. Since agreements with related parties are by definition not at arm's length and may be changed at any time, please tell us how you considered SAB Topic 1.B.1, and more specifically, whether your estimate of these costs would have been materially different had you operated as an unaffiliated entity.

40.   We note your disclosure on page 114 that your trademarks, domain names, know-how, proprietary technologies and similar intellectual property are critical to your success. Considering the guidance in ASC 810-10-50-5A.d, please revise your disclosure here or in Note 2 to the Consolidated Financial Statements to include enhanced qualitative information about your involvement with the VIE, including the size and activities of the VIE. Please also describe any recognized and unrecognized revenue-producing assets that are held by the VIE which may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

41.   Please expand your disclosure to disclose quantitative information for your VIE including revenue, net income (loss), net operating, investing and financing cash flows; and the carrying amount and classification of VIE's assets and liabilities, including intercompany payables to the wholly owned foreign entity. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.

42.   Please revise to disclose the amounts of restricted net assets for your PRC subsidiary and VIE as of December 31, 2014 or tell us how your current disclosure complies with the requirement in Rule 4-08(e)(3) of Regulation S-X.

Exhibit 99.2

43.   Please have counsel revise its opinion to remove the language qualifying its opinion with respect to the information disclosed in the registration statement (see, e.g., paragraph (g)(i)) or tell us why counsel believes such qualifications are necessary and appropriate.

　　　You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dieter King

Dieter King
Assistant Director

cc:　　Yu Cong
　　　Z. Julie Gao, Esq.